Filed pursuant to Rule 424(b)(7)
Registration No. 333-186745

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 19, 2013

Preliminary Prospectus Supplement

(to the Prospectus dated February 19, 2013)

25,000,000 Ordinary Shares

Michael Kors Holdings Limited

The selling shareholders, including certain members of our management, are offering all of the ordinary shares under this prospectus supplement. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

Our ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “KORS.” On February 15, 2013, the closing price for our ordinary shares on the NYSE was $63.27 per ordinary share.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page S-3 to read about factors you should consider before buying our ordinary shares.

Price $ Per Ordinary Share

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before Expenses, to Selling Shareholders
Per Ordinary Share	$	$	$
Total	$	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting.”

To the extent that the underwriters sell more than 25,000,000 ordinary shares, the underwriters have a 30-day option to purchase up to an additional 3,750,000 ordinary shares from certain of the selling shareholders identified in this prospectus supplement on the same terms as set forth above.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares against payment in New York, New York on or about February     , 2013.

Morgan Stanley	J.P. Morgan	Goldman, Sachs & Co.

Baird	HSBC	Jefferies	Nomura	Piper Jaffray

February     , 2013

About this Prospectus Supplement

This document is in two parts. The first part is this prospectus supplement, which contains specific information about the terms on which the selling shareholders are offering and selling our ordinary shares, including the names of the selling shareholders . The second part is the accompanying prospectus dated February 19, 2013, which contains and incorporates by reference important business and financial information about us and other information about the offering.

We have not authorized anyone to provide you with any different or additional information other than that contained in or incorporated by reference into this prospectus supplement. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. We are not, and the underwriters are not, making an offer to sell our ordinary shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying

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prospectus and the documents incorporated by reference in either this prospectus supplement or the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Before you invest in our ordinary shares, you should carefully read the registration statement (including the exhibits thereto) of which this prospectus supplement and the accompanying prospectus form a part, this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and accompanying prospectus. The incorporated documents are described under “Incorporation by Reference of Certain Documents.”

Except where the context otherwise requires or where otherwise indicated, (i) the terms “Michael Kors,” “we,” “us,” “our,” “the Company,” “our Company” and “our business” refer to Michael Kors Holdings Limited and its consolidated subsidiaries as a combined entity, (ii) references to our stores, retail stores and retail segment include all of our full-price retail stores (including concessions) and outlet stores and (iii) the term “Fiscal,” with respect to any year, refers to the 52-week period ending on the Saturday closest to March 31 of such year, except for “Fiscal 2010,” which refers to the 53-week period ended April 3, 2010, and “Fiscal 2008,” which refers to the fiscal year ended March 31, 2008.

Our principal executive offices are located at c/o Michael Kors Limited, Unit 1902, 19/F, The Gateway, Harbor City, Tsim Sha Tsui, Hong Kong, our telephone number is (852) 3928-5563 and our fax number is (852) 3928-5697. We maintain a website at www.michaelkors.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it a part of this prospectus.

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary does not contain all of the information you should consider before investing in our ordinary shares. Before making an investment decision, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, especially the “Risk Factors” section of this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” in the accompanying prospectus for more information.

Our Company

We are a rapidly growing global luxury lifestyle brand led by a world-class management team and a renowned, award-winning designer. Since launching his namesake brand over 31 years ago, Michael Kors has featured distinctive designs, materials and craftsmanship with a jet-set aesthetic that combines stylish elegance and a sporty attitude. Mr. Kors’ vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a presence in over 85 countries. Over the years, we have successfully expanded beyond apparel into accessories (including handbags, small leather goods, eyewear, jewelry and watches) and footwear, which together now account for the majority of our wholesale and retail sales.

The Offering

The summary below describes the principal terms of this offering. The “Description of Share Capital” section in the accompanying prospectus contains a more detailed description of the ordinary shares.

Ordinary shares offered by us	We are not selling any ordinary shares in this offering.

Ordinary shares offered by the selling shareholders	25,000,000 ordinary shares.

Ordinary shares to be outstanding immediately after this offering	Immediately after this offering, we will have 200,612,785 ordinary shares issued and outstanding.

Additional Share Purchase Option	Certain of the selling shareholders have granted the underwriters the right to purchase up to an additional 3,750,000 ordinary shares within 30 days from the date of this prospectus supplement.

Use of Proceeds	The selling shareholders will receive all of the net proceeds from the sale of the ordinary shares offered under this prospectus supplement. Accordingly, we will not receive any proceeds from the sale of ordinary shares in this offering.

Voting Rights	Holders of our ordinary shares are entitled to one vote per ordinary share in all shareholder meetings.

Dividend Policy	We do not expect to pay any dividends or other distributions on our ordinary shares in the foreseeable future. We currently intend to retain future earnings.

NYSE Trading Symbol	KORS.

Risk Factors	Investing in our ordinary shares involves substantial risks. See “Risk Factors” on page S-3 and in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus for a description of certain of the risks you should consider before investing in our ordinary shares.

The number of ordinary shares outstanding immediately after this offering excludes (i) 11,583,297 share options granted and outstanding pursuant to both the Amended and Restated Michael Kors (USA), Inc. Stock Option Plan (the “Stock Option Plan”) and the Michael Kors Holdings Limited Omnibus Incentive Plan (the “Equity Plan”), at a weighted average exercise price of $8.65 per ordinary share, and (ii) 25,777 restricted share units. As of December 29, 2012, there were 12,883,546 ordinary shares available for future issuance under the Equity Plan for the granting of share options, restricted shares and restricted share units.

Unless we indicate otherwise, all information in this prospectus supplement:

•	assumes that the underwriters do not exercise their option to purchase from the selling shareholders up to 3,750,000 additional ordinary shares; and

•

gives effect to (i) our corporate reorganization in July 2011, (ii) a 3.8-to-1 split of our ordinary shares (the “Share Split”) that occurred on November 30, 2011, (iii) the conversion of all outstanding preference shares of the Company into 41,256,025 ordinary shares immediately prior to the completion of our initial public offering in December 2011 (the “IPO”) and (iv) the exercise of share options to acquire 294,646 ordinary shares prior to the completion of this offering.

RISK FACTORS

An investment in our ordinary shares involves risks. Before deciding whether to purchase our ordinary shares, you should consider the risks discussed in the accompanying prospectus, including the section of the accompanying prospectus entitled “Cautionary Notice Regarding Forward-Looking Statements,” and those set forth under the heading “Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2012 that we have incorporated by reference into this prospectus supplement. While we believe that these risks are the most important for you to consider, you should read this section in conjunction with our financial statements, the notes to those financial statements and our management’s discussion and analysis of financial condition and results of operations included in our periodic reports and incorporated into this prospectus supplement by reference.

MARKET PRICE OF OUR ORDINARY SHARES

Our ordinary shares have been listed on the NYSE under the symbol “KORS” since our IPO on December 15, 2011, at a public offering price of $20.00 per ordinary share. Prior thereto, there was no public market for our ordinary shares. The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NYSE.

	High	Low
Fiscal 2012

Third Fiscal Quarter Ended December 31, 2011	$27.58	$23.51
December 15, 2011 through December 31, 2011	$27.58	$23.51

Fourth Fiscal Quarter Ended March 31, 2012	$50.69	$25.50
January 1, 2012 through January 28, 2012	$30.65	$25.50
January 29, 2012 through February 25, 2012	$44.97	$29.32
February 26, 2012 through March 31, 2012	$50.69	$41.57

Fiscal 2013

First Fiscal Quarter Ended June 30, 2012	$49.50	$35.50
April 1, 2012 through April 28, 2012	$48.00	$39.73
April 29, 2012 through May 26, 2012	$49.50	$37.00
May 27, 2012 through June 30, 2012	$44.50	$35.50

Second Fiscal Quarter Ended September 29, 2012	$57.35	$37.77
July 1, 2012 through July 28, 2012	$44.73	$37.77
July 29, 2012 through August 25, 2012	$54.17	$38.94
August 26, 2012 through September 29, 2012	$57.35	$51.02

Third Fiscal Quarter Ended December 29, 2012	$58.62	$46.66
September 30, 2012 through October 27, 2012	$57.92	$51.67
October 28, 2012 through November 24, 2012	$58.62	$46.66
November 25, 2012 through December 29, 2012	$55.15	$47.26

Fourth Fiscal Quarter Ended March 30, 2013 (through February 15, 2013)	$64.80	$49.00
December 30, 2012 through January 26, 2013	$58.15	$49.00
January 27, 2013 through February 15, 2013	$64.80	$52.77

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and total capitalization as of December 29, 2012.

You should read the following table in conjunction with our consolidated financial statements and the related management’s discussion and analysis of financial condition and results of operations, selected financial data and notes included in our Annual Report on Form 20-F and our reports on Form 6-K, incorporated herein by reference.

As of December 29, 2012
Actual (unaudited)
(dollars in thousands)
Cash and cash equivalents	$405,776

Total debt	$0

Shareholders’ equity:
Ordinary shares	—
Additional paid-in capital	398,496
Accumulated other comprehensive gain	555
Retained earnings	525,152

Total shareholders’ equity	924,203

Total capitalization	$924,203

SELLING SHAREHOLDERS

The table below sets forth, as of February 13, 2013, the following information regarding the selling shareholders:

•	the number and percentage of total outstanding ordinary shares beneficially owned by the selling shareholders prior to the offering;

•	the number of ordinary shares to be offered by the selling shareholders (excluding the maximum number of shares subject to the underwriters’ additional share purchase option);

•	the number and percentage of total outstanding ordinary shares to be beneficially owned by the selling shareholders after completion of the offering;

•

the percentage of the total outstanding shares to be beneficially owned by the selling shareholders after completion of the offering, assuming the exercise of the underwriter’s option to purchase additional ordinary shares; and

•	the number of unvested share options held by the selling shareholders.

The percentage of ordinary shares beneficially owned immediately prior to the completion of this offering is based on 200,318,139 ordinary shares issued and outstanding on February 13, 2013, but without giving effect to the exercise of share options to acquire 294,646 ordinary shares in connection with this offering. The percentage of ordinary shares beneficially owned after this offering is based on 200,612,785 ordinary shares that will be issued and outstanding upon the completion of this offering (including ordinary shares issued upon the exercise of share options in connection with this offering). In addition, ordinary shares issuable pursuant to share options are deemed outstanding for computing the percentage of the person holding such options, but are not outstanding for computing the percentage of any other person. All ordinary shares listed in the table below are entitled to one vote per share, unless otherwise indicated in the notes thereto. Unless otherwise indicated, the address of each person named in the table below is c/o Michael Kors (USA), Inc., 11 West 42nd Street, 21st Floor, New York, New York 10036.

	Ordinary Shares Beneficially Owned Immediately Prior to the Completion of this Offering(1)		Number of Shares Being Offered	Ordinary Shares Beneficially Owned After This Offering(1)		Percent of Ordinary Shares Beneficially Owned Assuming Exercise of Option to Purchase Additional Shares(1)	Number of Unvested Share Options
Name of Beneficial Owner:	Number	Percentage		Number	Percentage
Sportswear Holdings Limited(2)	31,329,838	15.6%	19,697,211	11,632,627	5.8%	4.3%	—
Michael Kors(3)	7,845,402	3.9%	3,000,000	4,845,402	2.4%	2.2%	290,697
John D. Idol(4)	2,160,143	1.1%	—	2,160,143	1.1%	*	1,238,123
John D. Idol 2012 GRAT 1(5)	1,000,000	*	1,000,000	*	*	*	—
John D. Idol 2012 GRAT 2(5)	1,000,000	*	1,000,000	*	*	*	—
Joseph B. Parsons(6)	315,269	*	280,918	34,351	*	*	523,829
Lee S. Sporn(7)	34,579	*	16,871	17,708	*	*	269,182
M. William Benedetto(8)	5,000	*	5,000	*	*	*	—

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.
(1)	The amounts and percentages of our ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

(2)	Sportswear Holdings Limited is indirectly 50% owned by Westleigh Limited, which is privately owned by members of the Chao family (including Mr. Chou), and 50% owned by Flair Investment Holdings Limited, in which Mr. Stroll has an indirect beneficial ownership interest. Each of Sportswear Holdings Limited, Westleigh Limited and Flair Investment Holdings Limited, as well as Messrs. Chou and Stroll (in their capacities as Co-Chairmen of Sportswear Holdings Limited), may be deemed to have shared dispositive power and shared voting power over, and thus to beneficially own, all of the ordinary shares owned by Sportswear Holdings Limited through their respective direct or indirect ownership of the equity interests of Sportswear Holdings Limited. If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Sportswear Holdings Limited would be 3,000,000, and Sportswear Holdings Limited would beneficially own 8,632,627 ordinary shares following this offering. The mailing address for Sportswear Holdings Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.
(3)	This amount includes (i) 125,000 restricted shares, (ii) 96,900 vested options to purchase ordinary shares , (iii) 95,000 ordinary shares held by the Kors LePere Foundation and (iv) 12,500 restricted shares and 310,042 vested options to purchase ordinary shares held by Mr. Kors’ spouse. If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Mr. Kors would be 450,000, and Mr. Kors would beneficially own 4,395,402 ordinary shares following this offering.
(4)	This amount includes (i) 125,000 restricted shares, (ii) 96,900 vested options to purchase ordinary shares and (iii) 95,000 ordinary shares held by the Idol Family Foundation. This amount does not include 2,000,000 ordinary shares held by certain grantor retained annuity trusts (“GRATs”) for the benefit of Mr. Idol’s children described in footnote (5) below. If the underwriters exercise their additional share purchase option, the maximum number of ordinary shares that would be sold by Mr. Idol would be 300,000 and Mr. Idol would beneficially own 1,860,143 ordinary shares following this offering.
(5)	Mr. Idol established the GRATs as grantor for the benefit of his children. Mr. Idol is not the trustee of the GRATs, but may be deemed to have beneficial ownership over the ordinary shares held by the GRATs.
(6)	This amount includes 29,167 restricted shares and 280,918 options to purchase ordinary shares that are vested and exercisable.
(7)	This amount includes 17,708 restricted shares and 13,728 options to purchase ordinary shares that are vested and exercisable.
(8)	This amount does not include 11,901 restricted share units the settlement of which is deferred three years from their grant date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The selling shareholders are either directors, executive officers or large shareholders of the Company. Messrs. Kors and Idol are executive officers and directors of the Company. Messrs. Parsons and Sporn are executive officers of the Company. Sportswear Holdings Limited owns 15.6% of our outstanding shares prior to giving effect to this offering and is affiliated with Messrs. Chou and Stroll, both of whom are our directors. Finally, Mr. Benedetto is one of our directors. Set forth below is a description of certain relationships of the selling shareholders with our Company.

Reorganization Transactions and Preference Share Sale

On July 7, 2011, we, our shareholders as of such date, including Sportswear Holdings Limited, Michael Kors and John D. Idol (the “Existing Shareholders”), and certain other investors, including Ontario Teachers’ Pension Plan Board, T. Rowe Price Associates, Inc. (and its affiliated entities) and FMR LLC (and its affiliated entities), (the “Preference Share Investors”), entered into a subscription agreement (the “Subscription Agreement”) providing for the sale by the Existing Shareholders of 10,639,716 preference shares and by us of 217,137 preference shares to the Preference Share Investors for an aggregate purchase price of approximately $500.0 million (such sale, the “Preference Share Sale”). Certain other terms of the Subscription Agreement are described below under “—Subscription Agreement.”

In connection with the Preference Share Sale, we, certain of our affiliates named below and the Existing Shareholders entered into a series of transactions (the “Reorganization Transactions”) to simplify our capital structure and effect the Reorganization prior to the consummation of the Preference Share Sale. The following diagram depicts our corporate structure prior to the Reorganization Transactions:

As part of the Reorganization Transactions, among other steps, SHL-Kors Limited (“SHLK”), a British Virgin Islands company and our largest direct shareholder at the time, merged with and into us (the “First Merger”), with us as the surviving corporation. At the time of the First Merger, SHLK was a wholly owned subsidiary of SHL Fashion Limited (“SHLF”), a British Virgin Islands company affiliated with Sportswear Holdings Limited and Messrs. Idol, Chou and Stroll. Following the First Merger, SHLF, then our largest direct shareholder, merged with and into us (the “Second Merger”), with us as the surviving corporation.

Immediately prior to the First Merger, SHLK held a $101.7 million note issued by us and payable to SHLK, our largest direct shareholder at the time, and SHLF held a $148.4 million note issued by SHLK and payable to

SHLF, its direct parent company at the time. SHLF contributed $46.7 million of the $148.4 million note receivable it held to the capital of SHLK, and we assumed SHLK’s remaining $101.7 million note payable to SHLF in consideration for the extinguishment of our $101.7 million note payable to SHLK. In addition, also immediately prior to the First Merger, SHLK distributed a $2.3 million loan owed to it by Mr. Kors (which loan was subsequently repaid), and SHLK and SHLF distributed a $6.4 million loan owed to them by Michael Kors Far East Holdings Limited, an affiliate of Messrs. Kors, Idol, Chou and Stroll (“Far East Holdings”), in each case to the preference shareholders of SHLF at the time, including Sportswear Holdings Limited, in partial redemption of such preference shares. In the First Merger, SHLF, the sole shareholder of SHLK, received newly issued ordinary shares of the Company in exchange for its ordinary shares of SHLK.

Immediately prior to the Second Merger, we issued ordinary shares to SHLF in consideration for the extinguishment of our $101.7 million note payable to SHLF. In the Second Merger, (i) Mr. Kors received newly issued ordinary shares and preference shares of the Company in exchange for his ordinary shares of the Company, (ii) Mr. Idol received newly issued ordinary shares and preference shares of the Company in exchange for his ordinary shares of SHLF and (iii) the other shareholders of SHLF, including Sportswear Holdings Limited, received newly issued ordinary shares and preference shares of the Company in exchange for their ordinary and preference shares of SHLF.

The following table sets forth the ordinary shares and preference shares of the Company issued to Sportswear Holding Limited, Michael Kors, John D. Idol and other Existing Shareholders (as a group), in connection with the reorganization transactions described above (without giving effect to the Share Split):

Name	Ordinary Shares Received	Preference Shares Received
Sportswear Holdings Limited	25,750,006	7,388,891
Michael Kors	5,807,923	1,264,878
John D. Idol	3,291,156	630,565
Other Existing Shareholders (as a group)	3,870,399	1,355,382

Total	38,719,484	10,639,716

Immediately after the consummation of the Second Merger, we, the Existing Shareholders and the Preference Share Investors consummated the Preference Share Sale. After giving effect to the Preference Share Sale, the Existing Shareholders held 38,719,484 ordinary shares (without giving effect to the Share Split), representing all of our ordinary shares, and the Preference Share Investors held 10,856,853 preference shares, representing all of our preference shares.

The following diagram depicts our corporate structure following the Reorganization Transactions and the Preference Share Sale:

In addition, during August 2011, we redeemed certain of our outstanding stock options held by our employees, including stock options held by Mr. Idol, Mr. Parsons and Mr. Sporn at a per share price equal to the purchase price paid by the Preference Share Investors for preference shares in the Preference Share Sale, less the applicable exercise price for such stock options, for an aggregate cash payment to all employees of approximately $10.7 million. Immediately prior to the completion of our IPO, we converted all of the outstanding preference shares of the Company into 41,256,025 ordinary shares (based on a conversion rate of 3.8-to-1).

Shareholders Agreement

In connection with the Preference Share Sale, we entered into a Shareholders Agreement (the “Shareholders Agreement”) with certain of our shareholders, including the principal shareholders. The Shareholders Agreement contains certain registration rights described below which have remained operative since our IPO.

Subject to certain limitations, any current shareholder or group of current shareholders holding at least 5% of the outstanding ordinary shares held by the parties to the Shareholders Agreement that are not covered by an effective registration statement under the Securities Act (“Registrable Securities”) has the right to demand (a “Demand Right”) that we register under the Securities Act all or a portion of such shareholder or shareholders’ Registrable Securities at our expense (a “Demand Registration”). The Existing Shareholders are collectively entitled to exercise five Demand Rights at any time, and the Preference Share Investors are collectively entitled to exercise one Demand Right on or after July 11, 2013. In each case, the shareholders exercising the Demand Right must request the registration of Registrable Securities with an aggregate estimated market value of at least $40,000,000. Upon the exercise of a Demand Right, we must notify our other current shareholders, and they may exercise piggyback registration rights with respect to the Demand Registration.

In addition to Demand Rights, if we propose to register any of our shares under the Securities Act, either for our own account or for the account of others, we must give prompt notice to each of our current shareholders of our intent to do so and the number and class of shares to be registered (a “Piggyback Notice”), and each such shareholder will have piggyback registration rights and will be entitled to include any part of its Registrable Securities in such registration, subject to certain exceptions.

Finally, upon becoming eligible to use a shelf registration statement on Form S-3 or Form F-3 in connection with a secondary public offering of our ordinary shares, any current shareholder or group of current shareholders holding at least 4% of the ordinary shares that were outstanding as of July 11, 2011, the date of the Shareholders Agreement, will be entitled to unlimited demand registrations, subject to certain limitations, including, among others, that such shareholders must propose to sell Registrable Securities at an aggregate price to the public (net of any underwriters’ discounts or commissions) of at least $20,000,000. Following the filing of a shelf registration statement on Form S-3 or F-3, the holders of a majority of the Registrable Securities included therein may initiate a shelf take-down offering, and we must use our reasonable best efforts to effect an amendment or supplement to such shelf registration statement for such offering.

The registration rights described above are subject to customary limitations and exceptions, including our right to withdraw or defer a registration in certain circumstances and certain cutbacks by the underwriters if marketing factors require a limitation on the number of shares to be underwritten in a proposed offering.

In connection with the potential registrations described above, we have agreed to indemnify our current shareholders against certain liabilities. In addition, we will bear all fees, costs and expenses associated with such registrations, excluding underwriting discounts and commissions and similar brokers’ fees, transfer taxes and certain costs of more than one counsel for all of the selling shareholders in an offering.

Under the Shareholders Agreement, Sportswear Holdings Limited exercised its registration rights to cause us to file the registration statement relating to our IPO, the registration statement filed in connection with our March 2012 secondary offering, the registration statement filed in connection with our August 2012 secondary offering and this registration statement.

Michael Kors Far East Holdings Limited

Certain of the selling shareholders, including Mr. Kors, Mr. Idol and Sportswear Holdings Limited, own Far East Holdings. We have entered into agreements (the “Far East Licensing Agreements”) with certain subsidiaries of Far East Holdings (the “Licensees”) pursuant to which the Licensees have certain exclusive rights within China, Hong Kong, Macau and Taiwan, and rights of first refusal to expand to other territories across Asia, to import, sell, advertise and promote apparel, footwear and accessories, excluding eyewear, watches and fragrance and personal care products, and to own and operate free-standing retail stores bearing our “Michael Kors,” “MICHAEL Michael Kors” and “KORS Michael Kors” trademarks. The Far East Licensing Agreements expire on March 31, 2041, and we may terminate them at certain intervals if certain minimum sale benchmarks are not met.

Any issuance or transfer of an equity interest in Far East Holdings or any of its subsidiaries is subject to our right of first refusal, except for the following issuances: (i) issuances to Far East Holdings’ existing shareholders and their affiliates so long as Sportswear Holdings Limited and its affiliates retain a majority interest in Far East Holdings; (ii) issuances to third parties for bona fide business financing purposes so long as such third parties agree to be bound by our right of first refusal; (iii) issuances pursuant to employee stock plans; (iv) issuances in connection with a bona fide business acquisition; (v) issuances to vendors, lenders, lessors and other similar persons; and (vi) issuances pursuant to stock splits, stock dividends and other recapitalizations. In addition, in the event that Far East Holdings or any of its subsidiaries proposes to consummate an initial public offering, we have the right to purchase the proposed listing entity based on its total market capitalization upon consummation of the initial public offering, as determined by a mutually agreed, internationally recognized investment bank.

We also provide the Licensees with certain services, including, but not limited to, supply chain and logistics support, management information system support and tax and accounting support at the request of the Licensees, for which we will charge the Licensees arm’s-length fees. For the nine month period ended December 29, 2012, amounts charged by us to the Licensees for these services aggregated to $0.1 million.

Affiliate Office Space and Related Services

Certain of our directors own entities related to our former parent, including SHL Investment Group (USA), Inc., which is an indirect wholly owned subsidiary of Sportswear Holdings Limited. We provide office space and office related services to SHL Investment Group (USA), Inc. for which we charged them approximately $0.2 million in Fiscal 2012 and $0.4 million in Fiscal 2011 and Fiscal 2010.

MKHL Canada Contribution

In December 2010, we issued ordinary shares to SHLK and Mr. Kors in consideration for their contribution (the “MKHL Canada Contribution”) to the Company of 100% of the shares of MKHL Canada Limited (“MKHL Canada”). In connection with this transaction, we agreed to indemnify Mr. Kors for tax obligations that might arise related to his exchange of shares in MKHL Canada for ordinary shares of the Company if certain events, which are within the control of the Company, occur with respect to the equity interests or business assets of the Company and its subsidiaries. As a result of the sale by Mr. Kors of his interests in the Company acquired in the MKHL Canada Contribution in the Preference Share Sale, there is no longer any liability under this indemnity obligation.

Note Payable to SHLK

Immediately prior to the First Merger, SHLK held a $101.7 million note issued by us and payable to SHLK, our largest direct shareholder at the time. This note was extinguished immediately prior to the Second Merger. The note had an outstanding balance of $101.7 million, $103.5 million and $103.5 million as of April 2, 2011, April 3, 2010, and March 28, 2009, respectively. The note was non-interest bearing and represented advances provided by SHLK aggregating $103.5 million, of which $1.8 million was repaid in Fiscal 2011. As described above under “—Reorganization Transactions and Preference Share Sale,” this note was extinguished in connection with the Reorganization Transactions.

Other Relationships

Lance LePere is the Executive Vice President—Creative Director—Women’s Design of MKUSA. Mr. LePere is the spouse of Michael Kors, our Honorary Chairman and Chief Creative Officer.

From time to time, Sportswear Holdings Limited or its affiliates have provided a plane for purposes of business travel to the directors and senior management of the Company at no charge to the Company. During Fiscal 2012, $1.4 million, representing the estimated costs of these services, which are based on allocated or incremental cost, was charged to selling, general and administrative expenses as an offset to contributed capital (additional paid-in capital). In addition, the Company or its chief executive officer may arrange a plane owned by Sportswear Holdings Limited or its affiliates to be used for the Company’s directors and senior management for purposes of business travel on terms and conditions no less favorable to the Company than it would receive in an arm’s-length transaction with a third party. To the extent the Company’s chief executive officer enters into such an arrangement for business travel, the Company will reimburse him for the actual market price paid for the use of such plane.

We routinely purchase knitwear from a manufacturer affiliated with Silas K. F. Chou, one of our directors, and members of his family. Purchases by the Company from this manufacturer totaled approximately $1.8 million, $2.6 million and $2.7 million in Fiscal 2010, 2011 and 2012, respectively.

TAX CONSIDERATIONS

U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares that are applicable to you if you are a U.S. Holder, as defined below, that acquires ordinary shares pursuant to this offering. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding the ordinary shares as part of a hedging, integrated or conversion transaction or a constructive sale or “straddle,” persons who acquired ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies or holders whose functional currency is not the U.S. dollar.

This summary does not address estate or gift tax or any other U.S. federal tax consequences other than income tax or tax consequences under any state, local or foreign laws, other than as provided under “—British Virgin Islands Tax Consequences” below.

For purposes of this section, you are a “U.S. Holder” if you are a beneficial owner of ordinary shares and are: (i) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of our ordinary shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires ordinary shares, you should consult your tax advisor regarding the tax consequences of owning and disposing of ordinary shares.

The following discussion is based upon the Code, U.S. judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), except as discussed below under “Passive Foreign Investment Company Considerations.”

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of ordinary shares, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. You are urged to consult your tax advisor as to the particular consequences to you under U.S. federal, state and local, and applicable foreign, tax laws of the ownership and disposition of ordinary shares.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by us (other than certain pro rata distributions of our ordinary shares) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by you as ordinary income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes and such amount will be treated as having a foreign source. The amount of any distribution made by us in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by us on our ordinary shares will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Certain dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders are eligible for taxation at rates that are lower than the rates applicable to ordinary income. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. IRS guidance indicates that, for this purpose, our ordinary shares are readily tradeable on an established securities market in the United States. Dividends received by U.S. Holders from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. As discussed below under “—Passive Foreign Investment Company Considerations,” we believe that we were not a PFIC for our 2011 taxable year and do not expect to be a PFIC for our current taxable year.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted basis in the ordinary shares you hold (thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize upon a subsequent disposition of the ordinary shares), with any amount that exceeds your adjusted basis being taxed as capital gain recognized on a sale, exchange or other taxable disposition of the ordinary shares (as discussed below). However, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to our ordinary shares will be treated as a dividend for U.S. federal income tax purposes.

If any British Virgin Islands taxes are withheld with respect to distributions made on our ordinary shares, you may be able, subject to generally applicable limitations, to claim a foreign tax credit or to take a deduction for such withholding taxes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

You generally will recognize gain or loss upon the sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in the relevant ordinary shares. Generally, subject to the possible application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the ordinary shares for more than one year. Long-term capital gains of non-corporate taxpayers are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that you realize upon a sale, exchange or other taxable disposition of ordinary shares will be treated as U.S. source for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Special and generally unfavorable U.S. federal income tax rules may apply to you if your holding period in our ordinary shares includes any period during a taxable year of the Company in which the Company is a PFIC. A non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) for such taxable year, 50% or more of the average value of its assets either produce or are held for the production of passive income.

We believe that we will not be classified as a PFIC for U.S. federal income tax purposes for our current taxable year, and we do not expect to become a PFIC in the future. If we were classified as a PFIC for any taxable year during which you held ordinary shares, you would be subject to an increased tax liability (such tax generally would be calculated at the highest U.S. federal income tax rate and would also include an interest charge) upon the sale or other disposition of the ordinary shares or upon the receipt of certain distributions treated as “excess distributions,” unless you made certain elections to mitigate such consequences (although even if either of such elections were made, the U.S. federal income tax consequences of ownership of ordinary shares of a PFIC would still be less favorable than ownership of ordinary shares of a non-PFIC). In addition, you would be required to comply with certain information reporting to the IRS if we were to become a PFIC. If we were to determine that we had become a PFIC, we would provide additional information regarding such elections and reporting requirements.

You are urged to consult your tax advisor regarding our PFIC classification, the consequences to you if we became a PFIC, and the availability and the consequences of making certain elections to mitigate such consequences.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to you in respect of ordinary shares and the proceeds received by you from the sale, exchange or other disposition of ordinary shares within the United States unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

In addition, U.S. Holders should be aware of new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers that is not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds U.S. $50,000. You should consult your tax advisor regarding the application of the information reporting rules to our ordinary shares and to your particular situation.

Additional Tax on Investment Income

U.S. Holders that are individuals, estates or trusts that do not fall into a special class of trusts that is exempt from such tax, and whose income exceeds certain thresholds, generally are subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions.

You are urged to consult your tax advisor regarding the implications of the additional tax on investment income described above.

British Virgin Islands Tax Consequences

Under the present laws of the British Virgin Islands, there are no applicable taxes on the profits or income of the Company. There are no taxes on profits or income, nor is there any capital gains tax, estate duty or inheritance tax applicable to any ordinary shares held by non-residents of the British Virgin Islands. In addition, there is no stamp duty on the issuance, transfer or redemption of the ordinary shares. Dividends remitted to the holders of ordinary shares resident outside the British Virgin Islands will not be subject to withholding tax in the British Virgin Islands.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Ordinary Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Goldman, Sachs & Co.
Robert W. Baird & Co. Incorporated
HSBC Securities (USA) Inc.
Jefferies & Company, Inc.
Nomura Securities International, Inc.
Piper Jaffray & Co.

Total	25,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus supplement if any such ordinary shares are taken. The underwriters are not, however, required to take or pay for the ordinary shares covered by the underwriters’ option to purchase additional ordinary shares described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $                  per ordinary share. After this offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

To the extent that the underwriters sell more than 25,000,000 ordinary shares, the underwriters have a 30-day option to purchase up to an additional 3,750,000 ordinary shares from the selling shareholders identified in this prospectus supplement at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,750,000 ordinary shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholders	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The underwriting discounts and commissions to be paid by the selling shareholders represent % of the total amount of this offering.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $749,500. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000.

Our ordinary shares are listed on the NYSE under the symbol “KORS.”

We and each of our executive officers and directors and all of the selling shareholders have agreed that, subject to certain exceptions described in the next paragraph below, without the prior written consent of the representatives, we and they will not, during the period ending 90 days after the date of this prospectus supplement:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

•	file any registration statement with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	publicly announce any intention to engage in any of the above transactions,

whether any such transaction described in the bullet points above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. Notwithstanding the foregoing, the 95,000 ordinary shares held by each of the Idol Family Foundation and the Kors LePere Foundation, which ordinary shares may be deemed beneficially owned by John D. Idol and Michael Kors, respectively, shall not be subject to the restrictions described above. In addition, we and each such person agrees that, without the prior written consent of the representatives, we and they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares that would result in a public filing or announcement.

The restrictions described in the immediately preceding paragraph do not apply to (a) the sale of ordinary shares pursuant to the terms of the underwriting agreement, (b) the issuance by the company of ordinary shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the underwriting agreement of which the underwriters have been advised in writing, (c) the exercise of an option or warrant to the extent the securities acquired upon exercise are sold pursuant to the terms of the underwriting agreement, (d) transactions relating to ordinary shares or other securities acquired in open market transactions after the completion of the initial public offering of the company, subject to certain limitations, (e) the issuance by the company of ordinary shares or any security convertible into ordinary shares as consideration, full or partial, for acquisitions, business combinations or other collaborations, subject to certain limitations, (f) transfers of ordinary shares or any security convertible into ordinary shares pursuant to a will, other testamentary document or applicable laws of descent, (g) transfers of ordinary shares or any security convertible into ordinary shares as a bona fide gift, (h) distributions of ordinary shares or any security convertible into ordinary shares to limited partners, members or stockholders of signatories to the lock-up agreements or to such signatories’ affiliates or to any investment fund or other entity controlled or managed by such signatories, (i) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, subject to certain limitations or (j) transfers of ordinary shares to the company for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to ordinary shares issued upon the exercise of an option or warrant or the conversion of a security. Ordinary shares transferred pursuant to clause (f), (g) or (h) of the preceding sentence are subject to further restrictions, including that each recipient of such ordinary shares shall sign and deliver a lock-up letter substantially in the form provided in the underwriting agreement, except that recipients that are charitable organizations that receive up to an aggregate of 500,000 ordinary shares from Michael Kors or John Idol pursuant to clause (g) of the preceding sentence will immediately be able to sell such ordinary shares in accordance with Rule 144 of the Securities Act and will not be required to sign and deliver a lock-up letter in connection with such gifted ordinary shares.

The representatives, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release ordinary shares and other securities from lock-up agreements, the representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares and other securities for which the release is being requested and market conditions at the time.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under the option to purchase additional ordinary shares. The underwriters can close out a covered short sale by exercising the option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the option to purchase additional ordinary shares. The underwriters may also sell ordinary shares in excess of the option to purchase additional ordinary shares, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We, the selling shareholders and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses, including acting as underwriters or placement agents in securities offerings and as lenders or arrangers in connection with both our prior and existing Credit Facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”) an offer to the public of any ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100, or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision: (i) the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State; and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the “FSMA”) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of which is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”), and each underwriter has agreed that it will not offer or sell any ordinary shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Addresses of Representatives

The addresses of the representatives are as follows:

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue, 4th Floor

New York, New York 10179

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

EXPENSES RELATED TO THE OFFERING

We estimate the fees and expenses to be incurred by us in connection with the sale of the ordinary shares in this offering, other than underwriting discounts and commissions, to be as follows:

SEC registration fees	$224,000
FINRA filing fee	225,500
Transfer agent’s fees	10,000
Legal fees and expenses	125,000
Accounting fees and expenses	55,000
Printing expenses	75,000
Miscellaneous expenses	35,000

Total	$749,500

LEGAL MATTERS

Legal matters in connection with this offering will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The validity of the ordinary shares offered by this prospectus supplement and certain legal matters as to British Virgin Islands law will be passed upon for us by Harney, Westwood & Riegels, Tortola, British Virgin Islands. United States securities law matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements incorporated into this prospectus supplement by reference to the Company’s Annual Report on Form 20-F for the year ended March 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to the ordinary shares offered under this prospectus. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the ordinary shares offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We are also subject to periodic reporting and other informational requirements of the Exchange Act. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

This prospectus supplement incorporates documents by reference that are not presented in or delivered with this prospectus supplement. This is known as “incorporation by reference.” The following documents, which have been filed by us with the SEC are incorporated by reference into this prospectus supplement:

•	Our Annual Report on Form 20-F for the year ended March 31, 2012 filed with the SEC on June 12, 2012 (our “Form 20-F”);

•	Our Form 6-K filed with the SEC on November 1, 2012 announcing the Company’s appointment of Ms. Judy Gibbons to the Company’s Board of Directors;

•

Our Form 6-K filed with the SEC on December 19, 2012 announcing the Company’s dismissal of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm and the engagement of Ernst & Young LLP as the Company’s independent registered public accounting firm;

•

Our Form 6-K filed with the SEC on February 12, 2013 containing our unaudited consolidated interim financial statements for each of the three and nine month periods ended December 29, 2012 and December 31, 2011, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations; and

•	The description of our ordinary shares contained in our Registration Statement on Form 8-A (filed on December 8, 2011).

We also incorporate by reference into this prospectus supplement all subsequent annual reports filed with the SEC on Form 20-F under the Securities Exchange Act of 1934 and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference into this prospectus supplement after the date hereof and prior to the completion of an offering of securities under this prospectus supplement.

We have not authorized anyone to provide you with any different or additional information other than that contained in or incorporated by reference into this prospectus supplement. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

The documents incorporated by reference into this prospectus supplement are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus supplement to any person, including a beneficial owner, to whom a prospectus supplement is delivered, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus supplement are not themselves specifically incorporated by reference in this prospectus supplement, then the exhibits will not be provided.

Requests for any of these documents should be directed to:

c/o Michael Kors Limited

Unit 1902, 19/F, Tower 6

The Gateway, Harbour City

Tsim Sha Tsui, Kowloon, Hong Kong

(852) 3928-5563

Ordinary Shares

Michael Kors Holdings Limited

This prospectus relates to the offer and sale, from time to time, of ordinary shares of Michael Kors Holdings Limited by selling shareholders to be named in a prospectus supplement accompanying this prospectus in amounts, at prices and on terms determined at the time of the offerings. See “Selling Shareholders.”

We will not receive any proceeds from the sale of any ordinary shares offered by the selling shareholders. The selling shareholders from time to time may offer and sell the shares through public or private transactions, directly or through agents or broker-dealers, on terms to be determined at the time of sale. See “Plan of Distribution.”

Each time ordinary shares are offered under this prospectus, we will provide a prospectus supplement containing more information about the particular offering, together with this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus.

The ordinary shares are listed on the New York Stock Exchange under the symbol “KORS.” The last reported sale price of the ordinary shares on February 15, 2013 was $63.27 per ordinary share.

See “Risk Factors” beginning on page 2 of this prospectus to read about factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 19, 2013.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 under the Securities Act of 1933, as amended (the “Securities Act”), that we filed with the SEC using a “shelf” registration, or continuous offering, process. Under this shelf registration process, the selling shareholders may, from time to time, sell or otherwise dispose of our ordinary shares.

This prospectus may be supplemented from time to time by one or more prospectus supplements. Any such prospectus supplements may include additional information, such as additional risk factors or other special considerations applicable to us, our business or results of operations or our ordinary shares, and may also update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this document. See “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

Except where the context otherwise requires or where otherwise indicated, (i) the terms “Michael Kors,” “we,” “us,” “our,” “the Company,” “our Company” and “our business” refer to Michael Kors Holdings Limited and its consolidated subsidiaries as a combined entity, (ii) references to our stores, retail stores and retail segment include all of our full-price retail stores (including concessions) and outlet stores and (iii) the term “Fiscal,” with respect to any year, refers to the 52-week period ending on the Saturday closest to March 31 of such year, except for “Fiscal 2010,” which refers to the 53-week period ended April 3, 2010, and “Fiscal 2008,” which refers to the fiscal year ended March 31, 2008.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus, any prospectus supplement and the documents incorporated by reference herein from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties, including the Luxury Goods Worldwide Market Monitor Spring 2012 Update (dated May 2012), the Luxury Goods Worldwide Market Study, 2011 (dated October 2011), the Luxury Goods Worldwide Market Study Spring 2011 Update (dated May 2011), the Luxury Goods Worldwide Market Study (dated October 2008) and the Altagamma 2006 Worldwide Markets Monitor (dated October 2006), each of which was prepared by the Altagamma Foundation in cooperation with Bain & Company and can be obtained free of charge or at a nominal cost by contacting Bain & Company’s media contacts at cheryl.krauss@bain.com or frank.pinto@bain.com (together, the “Altagamma Studies”). Industry publications, studies and surveys generally state that they have been prepared from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source. Further, while we believe the market opportunity information included in this prospectus, any prospectus supplement and any documents incorporated by reference herein is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. See “Cautionary Note Regarding Forward-Looking Statements.”

The Altagamma Studies analyze the global luxury goods market, including the market and financial performance of more than 230 of the world’s leading luxury goods companies and brands. All figures derived from the Altagamma Studies are based on an exchange rate of $1.31 to €1.00.

TRADEMARKS

We operate under a number of trademarks, including, among others, “Michael Kors,” “MICHAEL Michael Kors” and “KORS Michael Kors,” all of which are registered under applicable intellectual property laws. This prospectus, any prospectus supplement and any documents incorporated by reference herein contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, any prospectus supplement and any documents incorporated by reference herein constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions.

The forward-looking statements contained in this prospectus, any prospectus supplement and any documents incorporated by reference herein are based on assumptions that we have made in light of our management’s experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this prospectus, any prospectus supplement and any documents incorporated by reference herein, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors include but are not limited to:

•	general economic cycles that affect consumer spending and overall consumer spending on accessories, footwear and apparel;

•	our ability to respond to changing fashion and retail trends;

•	our ability to respond to market competition;

•	our dependence on members of our executive management and other key employees, including, among others, Mr. Kors and Mr. Idol;

•

our ability to execute our growth strategies, including increasing brand awareness and global comparable store sales growth and opening new retail stores, including concessions, and “shop-in-shops” in North America and internationally;

•	our ability to manage our operations at our current size and to manage any future growth;

•	our ability to effectively operate our distribution facilities and implement a new warehouse management system;

•	our ability to maintain historical levels of comparable store sales and average sales per square foot as we expand our store base;

•	risks associated with leasing retail space under long-term, non-cancelable leases and our substantial operating lease obligations;

•	the success of our current and future licensing arrangements with third parties over whom we have limited control;

•	our ability to maintain our relationships with our significant wholesale customers;

•	our ability to maintain adequate information technology systems and to effectively track inventory, manage our supply chain, record and process transactions, summarize results and manage our business;

•	direct privacy breaches and third-party operation of our e-commerce website;

•	fluctuations in the costs of raw materials;

•	our dependence on foreign manufacturing contractors and independent third-party agents to source our finished goods, which poses legal, regulatory, political and economic risks;

•	our manufacturing contractors’ failure to use acceptable ethical business practices;

•	our ability to maintain compliance with restrictive covenants in the documents governing our debt;

•

our ability to protect our trademarks and other intellectual property rights, including our brand image and reputation, and the possibility that others may allege that we infringe upon their intellectual property rights; and

•	fluctuations in foreign currency exchange rates.

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this prospectus, any prospectus supplement and any documents incorporated by reference herein. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus, any prospectus supplement and any documents incorporated by reference herein.

All information contained in this prospectus and any documents incorporated by reference herein is materially accurate and complete as of the date of this prospectus or the documents incorporated by reference herein, as applicable. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus, any prospectus supplement, any document incorporated by reference herein or elsewhere might not occur.

v

MICHAEL KORS HOLDINGS LIMITED

We are a rapidly growing global luxury lifestyle brand led by a world-class management team and a renowned, award-winning designer. Since launching his namesake brand over 31 years ago, Michael Kors has featured distinctive designs, materials and craftsmanship with a jet-set aesthetic that combines stylish elegance and a sporty attitude. Mr. Kors’ vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a presence in over 85 countries. Over the years, we have successfully expanded beyond apparel into accessories (including handbags, small leather goods, eyewear, jewelry and watches) and footwear, which together now account for the majority of our wholesale and retail sales.

RISK FACTORS

An investment in our ordinary shares involves risks. Before deciding whether to purchase our ordinary shares, you should consider the risks discussed below or elsewhere in this prospectus, including the section of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements,” and those set forth under the heading “Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2012 that we have incorporated by reference into this prospectus. While we believe that these risks are the most important for you to consider, you should read this section in conjunction with our financial statements, the notes to those financial statements and our management’s discussion and analysis of financial condition and results of operations included in our periodic reports and incorporated into this prospectus by reference.

Risks Related to Our Business

We are dependent on a limited number of distribution facilities. If one or more of our distribution facilities experiences operational difficulties or becomes inoperable, it could have a material adverse effect on our business, financial condition and operating results.

We operate a limited number of distribution facilities. Our ability to meet the needs of our wholesale customers and our own retail stores depends on the proper operation of these distribution facilities. If any of these distribution facilities were to shut down or otherwise become inoperable or inaccessible for any reason, we could suffer a substantial loss of inventory and/or disruptions of deliveries to our wholesale customers and retail stores. In addition, we could incur significantly higher costs and longer lead times associated with the distribution of our products during the time it takes to reopen or replace the damaged facility. Any of the foregoing factors could have a material adverse effect on our business, financial condition and operating results.

In addition, we recently transitioned our California distribution facilities from three separate warehouses totaling approximately 350,000 square feet to an approximately 500,000 square foot distribution center in Whittier, California. We believe this expansion and consolidation will allow us to significantly increase our distribution capabilities and efficiency. We began operations in this facility prior to March 31, 2012, and completed our transition during the first quarter of Fiscal 2013. We are currently in the process of implementing a new warehouse management system that will supplement our current legacy system and further support our efforts to operate with increased efficiency and flexibility. There are risks inherent in operating in a new distribution environment and implementing a new warehouse management system, including operational difficulties that may arise with such transitions.

We primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods, which poses legal, regulatory, political and economic risks to our business operations.

Our products are primarily produced by, and purchased or procured from, independent manufacturing contractors located mainly in countries in Asia, Europe and Central and South America. A manufacturing contractor’s failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. The failure to make timely deliveries may cause customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on our business. In addition, any of the following factors could negatively affect our ability to produce or deliver our products and, as a result, could have a material adverse effect on our business, financial condition and operating results:

•	political or labor instability, labor shortages or increases in costs of labor or production in countries where manufacturing contractors and suppliers are located;

•	significant delays or disruptions in the delivery of our products due to labor disputes or strikes at U.S. ports of entry;

•	political or military conflict involving the United States, which could cause a delay in the transportation of our products and raw materials and increase transportation costs;

•

heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods of time or could result in increased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

•	a significant decrease in availability or an increase in the cost of raw materials;

•	disease epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

•	the migration and development of manufacturing contractors, which could affect where our products are or are planned to be produced;

•

imposition of regulations, quotas and safeguards relating to imports and our ability to adjust in a timely manner to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed;

•	increases in the costs of fuel, travel and transportation;

•	imposition of duties, taxes and other charges on imports;

•	significant fluctuation of the value of the United States dollar against foreign currencies; and

•	restrictions on transfers of funds out of countries where our foreign licensees are located.

We do not have written agreements with any of our third-party manufacturing contractors. As a result, any single manufacturing contractor could unilaterally terminate its relationship with us at any time. In Fiscal 2012, our largest manufacturing contractor, who primarily produces its products in China and who we have worked with for the last seven years, accounted for the production of 31.0% of our finished products. Our inability to promptly replace manufacturing contractors that terminate their relationships with us or cease to provide high quality products in a timely and cost-efficient manner could have a material adverse effect on our business, financial condition and operating results.

In addition, we use third-party agents to source our finished goods with numerous manufacturing contractors on our behalf. We do not have written agreements with any of our agents. As a result, any single agent could unilaterally terminate its relationship with us at any time. In Fiscal 2012, our largest third-party agent, whose primary place of business is Hong Kong and who we have worked with for the last seven years, sourced approximately 17.0% of our purchases of finished goods. Our inability to promptly replace agents that terminate their relationships with us or cease to provide high quality service in a timely and cost-efficient manner could have a material adverse effect on our business, financial condition and operating results.

Restrictive covenants in our credit agreement may restrict our ability to pursue our business strategies.

We have a $200.0 million senior unsecured revolving credit facility (as amended from time to time, the “Credit Facility”) under which Michael Kors (USA), Inc. (“MKUSA”), Michael Kors (Europe) B.V., Michael Kors (Canada) Co. and Michael Kors (Switzerland) GmbH, our indirect wholly owned subsidiaries, are borrowers and we are a parent guarantor. The credit agreement governing the terms of the Credit Facility restricts, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness, loans and investments, liens and affiliate transactions. Our credit agreement also contains customary events of default, including a change in control of the Company. These covenants, among other things, limit our ability to fund our future working capital needs and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully because of the need to dedicate a portion of our cash flow from operations to payments on debt. In addition, our credit agreement contains a minimum fixed charge coverage ratio (with the ratio being earnings before interest, taxes, depreciation, amortization and lease expense (“EBITDAR”) minus unfinanced capital expenditures to the sum of fixed charges plus restricted payments paid in cash) and a maximum leverage ratio (with the ratio being the sum of funded debt plus 800% of lease expense to EBITDAR). Such covenants could limit the flexibility of our subsidiaries in planning for, or reacting to, changes in the fashion industry. Our ability to comply with these covenants is subject to certain events outside of our control. If we are unable to comply with these covenants, the lenders under the Credit Facility could terminate their commitments and accelerate repayment of our outstanding borrowings. If such an acceleration were to occur, we may be unable to obtain adequate refinancing for our outstanding borrowings on favorable terms. Our Credit Facility also provides for the ability to issue stand-by and documentary letters of credit to secure certain properties, import merchandise and perform other business functions. If we were unable to secure letters of credit, certain of our landlords could require cash collateralization and our supply chain could be interrupted. If we are unable to repay our outstanding borrowings when due, the lenders under the Credit Facility may seek to obtain a judgment for the unpaid amounts, which may have a material adverse effect on our business, financial condition and operating results.

Risks Related to Ownership of our Ordinary Shares

Our ordinary shares have a limited trading history. Moreover, our share price may be volatile or may decline regardless of our operating performance.

Our ordinary shares began trading on the NYSE on December 15, 2011, and as a result have a limited trading history. We cannot predict the extent to which investor interest in our ordinary shares will maintain an active trading market on the NYSE or how liquid the market for our ordinary shares will be in the future. The market price for our ordinary shares may be volatile. In addition, the market price for our ordinary shares may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	fashion trends and changes in consumer preferences;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the retail sales environment;

•	the timing and level of expenses for new store openings, relocations and remodels and the relative proportion of our new stores to existing stores;

•	the performance and successful integration of any new stores that we open;

•	changes in our merchandise mix and vendor base;

•	changes in key personnel;

•	entry into new markets;

•	our levels of comparable store sales;

•	announcements by us or our competitors of new product offerings or significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	actions by competitors or other malls, lifestyle centers, street locations and strip center tenants;

•	weather conditions, particularly during the holiday shopping period;

•	the level of pre-opening expenses associated with new stores;

•	inventory shrinkage beyond our historical average rates;

•	changes in operating performance and stock market valuations of other retail companies;

•	investors’ perceptions of our prospects and the prospects of the retail industry;

•	fluctuations in quarterly operating results, as well as differences between our actual financial and operating results and those expected by investors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;

•

changes in financial estimates or ratings by any securities analysts who follow our ordinary shares, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our ordinary shares;

•	the development and sustainability of an active trading market for our ordinary shares;

•	investor perceptions of the investment opportunity associated with our ordinary shares relative to other investment alternatives;

•	future sales of our ordinary shares by our officers, directors and significant shareholders;

•	other events or factors, including those resulting from system failures and disruptions, hurricanes, wars, acts of terrorism, other natural disasters or responses to such events; and

•	changes in accounting principles.

These and other factors may lower the market price of our ordinary shares, regardless of our actual operating performance. As a result, our ordinary shares may trade at prices significantly below the public offering price of any future offering.

In addition, the stock markets, including the NYSE, have experienced price and volume fluctuations that have affected and may in the future affect the market prices of equity securities of many companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our ordinary shares, or the perception in the public markets that these sales may occur, may depress the price of our ordinary shares.

Additional sales of a substantial number of our ordinary shares in the public market after any public offering, or the perception that such sales may occur, could have a material adverse effect on the price of our ordinary shares and could materially impair our ability to raise capital through the sale of additional shares. As of February 13, 2013, we had 200,318,139 ordinary shares issued and outstanding. The ordinary shares offered under this prospectus, like the ordinary shares sold in our IPO and our previous secondary offerings, will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”). Any ordinary shares that are held or acquired by our directors, executive officers and other affiliates (as that term is defined in the Securities Act), will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. Our principal shareholders, including Michael Kors, our Chief Creative Officer, John Idol, our Chief Executive Officer and Sportswear Holdings Limited (an affiliate of two of our directors, Messrs. Silas K. F. Chou and Lawrence S. Stroll) (Mr. Kors, Mr. Idol and Sportswear Holdings Limited and their affiliates are referred to collectively as our “Principal Shareholders”), collectively own approximately 21.6% of our outstanding ordinary shares as of the date of this prospectus. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decrease significantly.

Under a shareholders agreement the Principal Shareholders have demand and piggyback rights that will require us to file registration statements registering their ordinary shares or to include sales of such ordinary shares in registration statements that we may file for ourselves or other shareholders. Any ordinary shares sold under these registration statements will be freely tradable in the public market. In the event such registration rights are exercised and a large number of ordinary shares are sold in the public market, such sales could reduce the trading price of our ordinary shares. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (except that the selling shareholders shall be responsible for their internal administrative and similar costs and their pro rata shares of underwriters’ commissions and discounts).

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our ordinary shares or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause our share price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements, including the Credit Facility, and other factors deemed relevant by our board of directors. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. In addition, under British Virgin Islands law, we may pay dividends to our shareholders only if, immediately after the dividend, the value of our assets would exceed our liabilities and we would be able to pay our debts as they fall due. Accordingly, if you purchase ordinary shares, realization of a gain on your investment will depend upon the appreciation of the price of our ordinary shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ordinary shares.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in the price of our ordinary shares.

As a public company we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) so that our management can certify the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on the effectiveness of our internal control over financial reporting by the time our annual report for Fiscal 2013 is due and thereafter. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our ordinary shares.

We may incur significant additional costs and expenses as a result of losing our foreign private issuer status.

Historically, as a foreign private issuer, we have not been required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. However, as a result of losing our foreign private issuer status on September 29, 2012 (the last day of our second fiscal quarter), we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on March 31, 2013, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and 5% or greater shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE Listing Rules. As a result, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly higher. We will also need to add additional independent directors to our board.

As a holding company, our only material assets will be our equity interests in our operating subsidiaries, and our principal source of revenue and cash flow will be distributions from such subsidiaries, which may be limited by law and/or contract in making such distributions.

As a holding company, our principal source of revenue and cash flow will be distributions from our subsidiaries. Therefore, our ability to carry out our business plan, to fund and conduct our business, service our debt (if any) and pay dividends (if any) in the future will depend on the ability of our subsidiaries to generate sufficient net income and cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they may be wholly owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that are contained in our subsidiaries’ agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Such restrictions include, without limitation, the restrictions on the payment of dividends contained in the Credit Facility. Claims of creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and shareholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us could be limited in any way, this could materially limit our ability to fund and conduct our business, service our debt (if any) and pay dividends (if any).

The interests of our principal shareholders may conflict with our interests and the interests of our other shareholders.

As of the date of this prospectus, our Principal Shareholders collectively own approximately 21.6% of our ordinary shares. As a result, our Principal Shareholders will have the ability to significantly influence the election of our directors and the outcome of most Company actions requiring shareholder approval, including a merger with or into another company or a sale of substantially all of our assets. The interests of our Principal Shareholders may conflict with our interests or those of other shareholders.

Provisions in our organizational documents may delay or prevent our acquisition by a third party.

Our Memorandum of Association and Articles of Association (together, as amended from time to time, our “Memorandum and Articles of Association”) contains several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. These provisions include, among others:

•

our board of directors’ ability to amend the Memorandum and Articles of Association to create and issue, from time to time, one or more classes of preference shares and, with respect to each such class, to fix the terms thereof by resolution;

•

provisions relating to the multiple classes and three-year terms of directors, the manner of election of directors, removal of directors and the appointment of directors upon an increase in the number of directors or vacancy on our board of directors;

•	restrictions on the ability of shareholders to call meetings and bring proposals before meetings;

•	elimination of the ability of shareholders to act by written consent; and

•	the requirement of the affirmative vote of 75% of the shares entitled to vote to amend certain provisions of our Memorandum and Articles of Association.

These provisions of our Memorandum and Articles of Association could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares.

Rights of shareholders under British Virgin Islands law differ from those under United States law, and, accordingly, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended, the “BVI Act”) and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of a British Virgin Islands company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the United States.

It may be difficult to enforce judgments against us or our executive officers and directors in jurisdictions outside the United States.

Under our Memorandum and Articles of Association, we may indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Furthermore, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British

Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Legislation has been introduced that would, if enacted, treat us as a U.S. corporation for U.S. federal income tax purposes.

On February 11, 2013, U.S. Senator Carl Levin introduced legislation in the U.S. Senate entitled the “CUT Unjustified Tax Loopholes Act.” U.S. Senator Levin and U.S. Representative Lloyd Doggett originally introduced similar legislative proposals in 2009 and similar legislation was proposed in 2010, 2011 and 2012. If enacted, this legislation would, among other things, cause us to be treated as a U.S. corporation for U.S. tax purposes, as generally any entity whose shares are publicly traded on an established securities market, or whose gross assets are $50 million or more, if the “management and control” of such a corporation is, directly or indirectly, treated as occurring primarily within the United States. The proposed legislation provides that a corporation will be so treated if substantially all of the executive officers and senior management of the corporation who exercise day-to-day responsibility for making decisions involving strategic, financial and operational policies of the corporation are located primarily within the United States. To date, this legislation has not been approved by either the House of Representatives or the Senate. However, we can provide no assurance that this legislation or similar legislation will not ultimately be adopted. Any such modification to the U.S. federal income tax laws that affects the tax residency of a non-U.S. company managed and controlled in the United States could adversely affect the U.S. federal taxation of some or all of our income and the value of our ordinary shares.

USE OF PROCEEDS

All of the ordinary shares offered by the selling shareholders pursuant to this prospectus will be sold by the selling shareholders for their own accounts. We will not receive any of the proceeds from these sales.

SELLING SHAREHOLDERS

The selling shareholders may from time to time offer and sell pursuant to this prospectus our ordinary shares. Any prospectus supplement relating to the offer and sale of our ordinary shares by selling shareholders will name the selling shareholders, the number of ordinary shares offered by such selling shareholders and the percentage of our outstanding ordinary shares held by such selling shareholders prior to and after giving effect to the offering of ordinary shares contemplated by such prospectus supplement.

DESCRIPTION OF SHARE CAPITAL

General

We are a company organized under the laws of the British Virgin Islands with limited liability. We are registered at the Registry of Corporate Affairs of the British Virgin Islands under number 524407, and our affairs are governed by the provisions of our Memorandum and Articles of Association and by the provisions of applicable British Virgin Islands law.

Our Memorandum and Articles of Association authorizes the issuance of a maximum of 650,000,000 shares, comprised of one class of ordinary shares, no par value. In addition, as further described under “—New Shares,” our board of directors may create, authorize and issue, from time to time, one or more new classes of shares and fix the voting powers, full or limited, if any, of the shares of such class or classes and the preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof. As of February 13, 2013, there were 200,318,139 ordinary shares issued and outstanding.

As stated in Section 4 of our Memorandum of Association (General Objects and Powers), the objects for which we are established are unrestricted, and we have full power and authority to carry out any object not prohibited by the BVI Act or any other law of the British Virgin Islands, except that we may not: (i) carry on business with persons resident in the British Virgin Islands, other than professional contact with certain advisors; (ii) own an interest in real property situate in the British Virgin Islands, other than certain leases; (iii) carry on banking or trust business, unless we are licensed to do so; (iv) carry on business as an insurance or re-insurance company, insurance agent or insurance broker, unless we are licensed to do so; (v) carry on business of company management, unless we are licensed to do so; or (vi) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

The following is a summary of the material provisions of our ordinary shares and our Memorandum and Articles of Association.

Ordinary Shares

The following summarizes the rights of holders of our ordinary shares:

•	each holder of ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally, including the election of directors;

•	there are no cumulative voting rights;

•

the holders of our ordinary shares are entitled to share ratably in dividends and other distributions as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

•

upon our liquidation, dissolution or winding up, the holders of ordinary shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

New Shares

Our board of directors is authorized to issue, from time to time, additional shares in one or more new classes of shares and, with respect to each such class, to fix the voting powers, full or limited, if any, of the shares of such class and the preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof. The authority of our board of directors with respect to the establishment of the preferences and the relative, participating, optional or other special rights and the qualifications, limitations or restrictions of each new class of shares includes, but is not limited to, the determination or fixing of the following:

•

the dividend rate of such class, the conditions and dates upon which such dividends will be payable, the relation that such dividends will bear to the dividends payable on any other class or classes of the shares and whether such dividends shall be cumulative or non-cumulative;

•

whether the shares of such class will be subject to redemption for cash, property or rights, including securities of the Company or of any other corporation, by the Company at the option of either the Company or the holder or both or upon the happening of a specified event, and, if made subject to any such redemption, the times or events, prices and other terms and conditions of such redemption;

•	the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such class;

•

whether or not the new class of shares will be convertible into, or exchangeable for, at the option of either the holder or the Company or upon the happening of a specified event, shares of any other class or classes of our shares, and, if provision be made for conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges;

•	the restrictions, if any, on the issue or reissue of any additional shares of such new class of shares;

•

the provisions as to voting (which may be one or more votes per share or a fraction of a vote per share), and the number of votes of the shares of such new class of shares relative to the ordinary shares and any other new class of shares, optional and/or other special rights and preferences, if any, and whether the shares of such new class of shares shall vote separately from other classes of shares of the Company; and

•	the rights of the holders of the shares of such class upon the voluntary or involuntary liquidation, dissolution or winding up of the Company.

Limitation on Liability and Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent director would exercise in comparable circumstances. Our Memorandum and Articles of Association provides that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States securities laws.

Our Memorandum and Articles of Association provides that we shall indemnify any of our directors, officers or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. If such person provides an undertaking to repay expense advances under certain circumstances, we shall pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, such person is entitled to be indemnified against all expenses, including legal fees, and against all judgments and fines reasonably incurred by such person in connection with the proceedings. We are required to indemnify a director or officer only if he or she acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director or officer acted honestly and in good faith with a view to our best interests and as to whether the director or officer had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purpose of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director or officer did not act honestly and in good faith and with a view to our best interests or that the director or officer had reasonable cause to believe that his or her conduct was unlawful.

In addition, we have entered into indemnification agreements with our directors and officers pursuant to which we agreed to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Shareholders’ Meetings and Consents

The following summarizes certain relevant provisions of British Virgin Islands laws and our Memorandum and Articles of Association in relation to our shareholders’ meetings:

•

the board of directors may convene meetings of shareholders at such times and in such manner and places within or outside the British Virgin Islands as the board considers necessary or desirable, provided that at least one meeting of shareholders must be held each year;

•

upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of a matter for which a meeting is requested, the directors are required to convene a meeting of shareholders. Any such request must state the proposed purpose of the meeting;

•

when convening a meeting, the board of directors must give not less than seven days’ notice of a meeting of shareholders to: (i) those shareholders whose names on the date the notice is given appear as shareholders in our register of members and are entitled to vote at the meeting; and (ii) the other directors;

•

a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting, and for this purpose the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares that such shareholder holds;

•	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

•

a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting (a “quorum”);

•

if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other date, time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken;

•

a resolution of shareholders is valid only if approved at a duly convened and constituted meeting of shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon that were present at the meeting and were voted; and

•

no action may be taken by shareholders except at a duly convened and constituted meeting of shareholders, and no action may be taken by shareholders by written consent, unless the action to be effected by written consent of shareholders and the taking of such action by such written consent have expressly been approved in advance by our board of directors.

In addition, in order to nominate candidates for election as a director or propose topics for consideration at a meeting of shareholders, shareholders must notify our secretary in writing prior to the meeting at which directors are to be elected or the proposals are to be acted upon, and such notice must contain the information specified in our Memorandum and Articles of Association. To be timely, notice with respect to an annual meeting must generally be received, unless otherwise provided by mandatory law, not less than 90 days and no more than 120 days prior to the first anniversary of the preceding year’s annual meeting. If the date of such annual meeting is advanced by more than 30 days prior to, or delayed by more than 70 days after, the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following our IPO, the notice must be received not earlier than the 120th day prior to such annual meeting and not later than the later of the 90th day prior to such annual meeting and the 10th day following the day on which the first public announcement of such annual meeting is made. In the case of a special meeting of shareholders, notice must be received not earlier than the 120th day prior to such special meeting and not later than the later of the 90th day prior to such special meeting and the 10th day following the day on which the first public announcement of such special meeting is made. Notwithstanding the foregoing, in the event that the number of directors to be elected to the board at an annual meeting is increased, and we do not make a public announcement naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a shareholder notice of nomination will also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the 10th day following the day on which such public announcement is first made. These notice requirements may preclude shareholders from nominating candidates for election as a director or proposing topics for consideration at a meeting of shareholders.

Our first annual meeting of our shareholders was held on August 8, 2012.

Board of Directors

The management of our Company is vested in a board of directors. Our Memorandum and Articles of Association provides that our board of directors must be composed of between one and twelve members. The number of directors is determined from time to time by resolution of directors. Our directors are elected by resolution of shareholders at the annual meeting of shareholders, except that in the case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may appoint a successor and fill such vacancy by resolution.

Our board of directors is divided into three classes. Pursuant to our Memorandum and Articles of Association, our directors are appointed at the annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following their election (except that the initial Class I directors served until the first annual shareholder meeting held in 2012 and the initial Class II directors will serve until the second annual shareholder meeting to be held in 2013). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year of such expiration, and the same directors will be eligible for re-election. Directors are not required to be shareholders and do not become ineligible to serve based on age.

As of the date of this prospectus, our board of directors consists of seven members. A majority of the members of the board then in office (and able to vote) present or represented at a board meeting constitutes a quorum, and resolutions are adopted by a simple majority vote of all votes cast. Our board of directors may also take action by means of a written consent signed by a majority of directors.

Our board of directors may delegate the daily management of our business, as well as the power to represent us in our day to day business, to individual directors, officers or other agents of the Company (with the power to sub-delegate). In addition, our board of directors may delegate the daily management of our business, as well as the power to represent us in our day-to-day business, to a committee as it deems fit. The board may determine the conditions of appointment and dismissal as well as the remuneration and powers of any persons or committees so appointed. The board may also determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable to committees it creates.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under Delaware law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum and articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may confer such right on the directors of the corporation.

Our Memorandum and Articles of Association can generally be amended by a majority vote of our shareholders. However, certain provisions of our Memorandum and Articles of Association can be amended only by the affirmative vote of 75% of the shares entitled to vote on such matter, including the provisions relating to:

•	the composition and manner of election of our board of directors and the ability to remove directors;

•	the ability of shareholders to take action by written consent, call meetings, nominate directors and bring proposals before meetings; and

•	this requirement of the affirmative vote of 75% of the shares entitled to vote to amend certain provisions of our Memorandum and Articles of Association.

In addition, pursuant to our Memorandum and Articles of Association, our board of directors may amend our Memorandum and Articles of Association by a resolution of directors without a requirement for a resolution of shareholders so long as the amendment does not:

•	restrict the rights or powers of the shareholders to amend our Memorandum and Articles of Association;

•	change the percentage of shareholders required to pass a resolution of shareholders to amend our Memorandum and Articles of Association; or

•

amend our Memorandum and Articles of Association in circumstances where it cannot be amended by the shareholders, including any provisions that our Memorandum and Articles of Association specifies cannot be amended, of which there are currently none.

Written Consent of Directors

Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. Under British Virgin Islands law and our Memorandum and Articles of Association, only a majority of the directors are required to sign a written consent.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. As permitted by British Virgin Islands law, our Memorandum and Articles of Association provides that no shareholder action may be taken by written consent.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our Memorandum and Articles of Association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested, provided that any such request must state the proposed purpose of the meeting. In addition, to put any proposal before any meeting of shareholders, a shareholder must comply with the notice procedures set forth in our Memorandum and Articles of Association.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the Company. Under British Virgin Islands law generally, shareholder approval is required when more than 50% of a company’s total assets by value are being disposed of or sold to any person if not made in the usual or regular course of the business carried out by the company. Under our Memorandum and Articles of Association, however, shareholder approval is not required for any sale, transfer, lease, exchange or other disposition by us of more than 50% percent in value of our assets if such disposition is made to one or more of our subsidiaries.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares or as described under “—Compulsory Acquisition” below. In addition, our directors must determine that, immediately following the redemption or repurchase, we will be able to pay our debts as they fall due and that the value of our assets will exceed our liabilities.

Compulsory Acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under the BVI Act, subject to any limitations in a company’s memorandum and articles of association, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption and to be paid the fair value of his shares, as described under “—Shareholders’ Rights under British Virgin Islands Law Generally” below.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, we may vary the rights attached to any class of shares following a resolution of shareholders passed at a meeting of shareholders by holders of not less than 50% of the issued shares of that class and holders of not less than 50% of the issued shares of any other class which may be adversely affected by such variation.

Election of Directors

Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors. As permitted by British Virgin Islands law, and pursuant to our Memorandum and Articles of Association, directors (other than directors being appointed by the holders of a newly created class of shares) shall be elected by resolution of members at the annual meeting of members.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Similarly, as permitted by British Virgin Islands law, our Memorandum and Articles of Association provides that directors may be removed at any time, for cause only, by a resolution of shareholders approved by a majority of the shares entitled to vote on such matter.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. One or more companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the British Virgin Islands if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the British Virgin Islands are incorporated. In respect of such a merger or consolidation, a British Virgin Islands company is required to comply with the provisions of the BVI Act, and a company incorporated outside the British Virgin Islands is required to comply with the laws of its jurisdiction of incorporation.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs, including the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), records of license fees paid to date, any articles of dissolution, any articles of merger and a register of charges if the company has elected to file such a register.

A shareholder of a company is entitled, on giving written notice to the company, to inspect:

(a)	the memorandum and articles of association;

(b)	the register of members;

(c)	the register of directors; and

(d)	the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder.

In addition, a shareholder may make copies of or take extracts from the documents and records referred to in (a) through (d) above. However, subject to the memorandum and articles of association of the company, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of any document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Where a company keeps a copy of the register of members or the register of directors at the office of its registered agent, it is required to notify the registered agent of any changes to the originals of such registers, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

Conflict of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as (i) the material facts as to the director’s or officer’s relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered and sign documents on our behalf that relate to the transaction, provided that the disinterested directors consent.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

British Virgin Islands law has no comparable provision. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the British Virgin Islands, but our Memorandum and Articles of Association does not provide for cumulative voting.

Shareholders’ Rights under British Virgin Islands Law Generally

The BVI Act provides for certain remedies that may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, British Virgin Islands courts can issue a restraining or compliance order. However, shareholders cannot also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct. In addition, any shareholder of a company may apply to the courts for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act also provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (i) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (ii) a consolidation, if the company is a constituent company; (iii) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (a) a disposition pursuant to an order of the court having jurisdiction in the matter, (b) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (c) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (iv) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (v) an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by a company’s memorandum and articles of association.

PLAN OF DISTRIBUTION

The selling shareholders may sell or otherwise dispose of our ordinary shares covered by this prospectus:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.

We will describe in the applicable prospectus supplement the particular terms of the offering of our ordinary shares, including the following:

•	the names of any underwriters or dealers;

•	the method of distribution;

•	the purchase price and the proceeds the selling shareholders will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any other information we believe to be material.

If the selling shareholders use one or more underwriters in the sale, such underwriter(s) will acquire the ordinary shares covered by this prospectus for their own account. The underwriters may resell the ordinary shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

The selling shareholders may sell or otherwise dispose of the ordinary shares covered by this prospectus through agents designated by the selling shareholders. Any agent involved in the offer or sale or other disposition of the ordinary shares for which this prospectus and the applicable prospectus supplement is delivered will be named, and any commissions payable to that agent will be set forth, in the prospectus supplement.

The selling shareholders may also sell or otherwise dispose of the ordinary shares covered by this prospectus directly to purchasers. In this case, no underwriters, dealers or agents would be involved.

Such sales may be effected:

•	in transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in transactions in the over-the-counter market;

•

in block transactions in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	through the writing of options; or

•	through other types of transactions.

The selling shareholders may from time to time enter into hedging transactions with third parties, which may in turn engage in short sales of the ordinary shares in the course of hedging in positions they assume. The selling shareholders may also sell ordinary shares covered by this prospectus short pursuant to this prospectus and deliver ordinary shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also engage in derivatives transactions relating to the ordinary shares and may sell or deliver shares in connection with those transactions subject to applicable law.

Under the securities laws of some states, the ordinary shares covered by this prospectus may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling shareholders might not sell any ordinary shares under this prospectus. In addition, any ordinary shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are incorporated and currently existing under the laws of the British Virgin Islands. In addition, certain of our directors and officers reside outside of the United States and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.

In addition, uncertainty exists as to whether the courts of the British Virgin Islands would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the British Virgin Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Harney, Westwood & Riegels, Tortola, British Virgin Islands, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Harney, Westwood & Riegels that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would be treated by the courts of the British Virgin Islands as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

•

the British Virgin Islands courts had jurisdiction over the matter and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

•	the judgment was not procured by fraud;

•	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the British Virgin Islands court making such decision.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The validity of our ordinary shares and certain other matters with respect to the laws of the British Virgin Islands have been passed upon for us by Harney, Westwood & Riegels, Tortola, British Virgin Islands.

EXPERTS

The financial statements incorporated into this prospectus by reference to the Company’s Annual Report on Form 20-F for the year ended March 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to the ordinary shares offered under this prospectus. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the ordinary shares offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We are also subject to periodic reporting and other informational requirements of the Exchange Act. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

This prospectus incorporates documents by reference that are not presented in or delivered with this prospectus. This is known as “incorporation by reference.” The following documents, which have been filed by us with the SEC are incorporated by reference into this prospectus:

•	Our Annual Report on Form 20-F for the year ended March 31, 2012 filed with the SEC on June 12, 2012 (our “Form 20-F”);

•	Our Form 6-K filed with the SEC on November 1, 2012 announcing the Company’s appointment of Ms. Judy Gibbons to the Company’s Board of Directors;

•

Our Form 6-K filed with the SEC on December 19, 2012 announcing the Company’s dismissal of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm and the engagement of Ernst & Young LLP as the Company’s independent registered public accounting firm;

•

Our Form 6-K filed with the SEC on February 12, 2013 containing our unaudited consolidated interim financial statements for each of the three and nine-month periods ended December 29, 2012 and December 31, 2011, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations; and

•	The description of our ordinary shares contained in our Registration Statement on Form 8-A (filed on December 8, 2011).

We also incorporate by reference into this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Securities Exchange Act of 1934 and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference into this prospectus after the date hereof and prior to the completion of an offering of securities under this prospectus.

We have not authorized anyone to provide you with any different or additional information other than that contained in or incorporated by reference into this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, including a beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus are not themselves specifically incorporated by reference in this prospectus, then the exhibits will not be provided.

Requests for any of these documents should be directed to:

Michael Kors Holdings Limited

c/o Michael Kors Limited

Unit 1902, 19/F, Tower 6

The Gateway, Harbour City

Tsim Sha Tsui, Kowloon, Hong Kong

(852) 3928-5563

25,000,000 Ordinary Shares

Michael Kors Holdings Limited

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Morgan Stanley	J.P. Morgan	Goldman, Sachs & Co.

Co-Managers

Baird	HSBC	Jefferies	Nomura	Piper Jaffray

February     , 2013